SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                        INTERVEST BANCSHARES CORPORATION
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                                (Name of issuer)

                    Class A Common Stock, $1.00 par value
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                         (Title of class of securities)

                                    460927 106
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                                 (CUSIP number)

                            Thomas E. Willett, Esq.
                                Harris Beach PLLC
                                99 Garnsey Road
                            Pittsford, New York 1434
                                 (585) 419-8646

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 July 19, 2005
                                 --------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

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CUSIP  No. 460927 106
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                                                  Page  2  of  5  Pages


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       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Lawrence G. Bergman
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       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP
                                                                       (a)  [_]
                                                                       (b)  [_]
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       3     SEC  USE  ONLY
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       4     SOURCE  OF  FUNDS
             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [_]
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     6       CITIZENSHIP OR PLACE OR ORGANIZATION
             United States
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                 7.     SOLE VOTING POWER
  NUMBER OF             399,450
   SHARES       ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
  OWNED BY              0
   EACH         ----------------------------------------------------------------
 REPORTING       9.     SOLE DISPOSITIVE POWER
   PERSON               399,450
    WITH        ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        0

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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            399,450

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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                                             [_]

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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.80%

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     14     TYPE OF REPORTING PERSON
            IN

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
ITEM 1.     TITLE AND CLASS OF SECURITIES.

This Schedule relates to the Class A Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the "Issuer"). The address of the Issuer's principal execute offices is:

                        One Rockefeller Plaza (Suite 400)
                            New York, New York 10020

ITEM 2.     IDENTITY AND BACKGROUND

This Schedule is being filed by Lawrence G. Bergman, Vice President and Director of the Issuer. His business address is One Rockefeller Plaza, Suite 400, New York, New York 10020. He is a United States citizen. He has not, during the last five years: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule is being filed to report changes in Mr. Bergman's beneficial ownership, including the disposition on July 19, 2005 of 75,000 shares of Class B Common Stock (which are convertible into 75,000 shares of Class A Common Stock) in a private sale to another holder of shares of Class B Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

Personal investment.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.


(a) 399,450 shares of Class A Common Stock, which constitutes approximately 6.8% of the Issuer's total number of outstanding shares of Common Stock.

(b) Mr. Bergman has sole power to vote and dispose of 399,450 shares of Class A Common Stock of the Issuer.

(c) On July 19, 2005, Mr. Bergman sold 75,000 shares of Class B Common Stock (which are convertible into 75,000 shares of Class A Common Stock).

(d)  Not  applicable.

(e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships exist among the person named in Item 2 above, or any other person with respect to any securities of the Issuer, including by not limited to, transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2005
                                              /s/ Lawrence G. Bergman
                                                     (Signature)


                                                 Lawrence G. Bergman
                                       ----------------------------------------
                                                       (Name)